Exhibit 99.45

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CYBIN Announces CDN$20 Million Bought Deal Offering

TORONTO, CANADA – January 18, 2021 – Cybin Inc. (NEO:CYBN) ("Cybin" or the "Company"), a life sciences company focused on psychedelic pharmaceutical therapies, is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. ("Canaccord" or the "Lead Underwriter") on behalf of a syndicate of underwriters led by Canaccord (together, with the Lead Underwriter, the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a "bought deal" basis, 8,900,000 units of the Company (the "Units") at a price of CDN$2.25 per Unit (the "Issue Price"), for aggregate gross proceeds of CDN$20,025,000 (the "Offering").

Each Unit will be comprised of one common share in the capital of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant will be exercisable to acquire one Common Share (a "Warrant Share") for a period of 36 months following the closing of the Offering (the "Closing") at an exercise price of CDN$3.25 per Warrant Share. In the event that the volume weighted average trading price of the Common Shares for ten (10) consecutive trading days exceeds CDN$5.00, the Company shall have the right to accelerate the expiry date of the Warrants upon not less than thirty (30) trading days' notice.

The Company intends to use the net proceeds from the Offering to advance its clinical trials, novel molecule programs and technologies surrounding the patient experience, and for working capital and general corporate purposes.

The Company has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time on or up to 30 days after the closing of the Offering, to purchase, or to find substituted purchasers for, up to an additional 1,335,000 Units at the Issue Price to cover over-allotments, if any, and for market stabilization purposes. In the event that the Over-Allotment Option is exercised in its entirety, the aggregate gross proceeds of the Offering will be CDN$23,028,750.

The Underwriters are to be paid a cash commission equal to 6% of the gross proceeds of the Offering (3% on president's list investors) and to receive Unit purchase warrants of the Company (the "Underwriters' Warrants") equal to 6% (3% on president's list investors) of the number of Units sold under the Offering, with each Underwriters' Warrant being exercisable to acquire one Unit at the Issue Price for a period of 36 months from the Closing.

"We are pleased to announce this financing, which bolsters Cybin's cash position and supports the expansion of our development programs," stated Doug Drysdale, Chief Executive Officer of Cybin. "We want to thank our existing shareholders for their continued support, and welcome new shareholders who share our vision for psychedelic drug development programs and their potential for the treatment of major depressive disorder as well as additional indications."

The Units will be offered by way of a short form prospectus to be filed in each of the Provinces of Canada, other than Quebec, pursuant to National Instrument 44-101 Short Form Prospectus Distributions and by private placement to eligible purchasers resident in jurisdictions other than Canada that are mutually agreed by the Company and the Lead Underwriter, provided that no prospectus filing or comparable obligation arises and the Company does not therefore become subject to continuous disclosure obligations in such jurisdiction.

Closing is scheduled to occur on or about February 4, 2021 (the "Closing Date"), and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Neo Exchange Inc. (the "NEO Exchange") and the securities regulatory authorities, and the satisfaction of other customary closing conditions.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This news release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Cybin Inc.

Cybin is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. Cybin is developing novel molecules aiming to improve the pharmacokinetics of psychedelic therapeutics, as well as delivery systems and technologies designed to provide additional patient support. These new treatments are expected to be studied through clinical trials to confirm safety and efficacy.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward- looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Closing Date of the Offering, the intended use of proceeds of the Offering, the exercise of the Over-Allotment Option by the Underwriters, regulatory approvals, and the potential of Cybin's psychedelic drug development programs and their potential for the treatment of major depressive disorders among other conditions. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com